[S&S letterhead]

December 23, 2008

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C.  20549

RE:                          PDL BioPharma, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 13, 2008

File No. 000-19756

Dear Mr. Riedler:

On behalf of PDL BioPharma, Inc. (the “Company”), we are responding to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated December 11, 2008, to the Company regarding its Annual Report on Form 10-K for the year ended December 31, 2007, File No. 000-19756 (the “2007 10-K”), filed by the Company on March 13, 2008.  This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Staff Comment:

Our Antibody Research and Preclinical Development, page 6

1.                                       We note on page 6 you state that the company has “in-licensed targets or antibodies, through collaborative research agreements, from academic institutions or other biotechnology or pharmaceutical companies. . .”  For each material agreement, please disclose a summary of the material terms, including the term and termination provisions, and file each as an exhibit to the Form 10-K.

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Company Response:

On December 18, 2008, the Company completed the spin-off of its biotechnology operations into Facet Biotech Corporation (“Facet”) apart from its antibody humanization patent and royalties assets which will remain with the Company (the “Spin-Off”).  The Spin-Off was effected by a pro rata distribution to the Company’s stockholders of record on December 5, 2008 of one share of Facet common stock for every five shares of PDL common stock.  After the Spin-Off, the Company’s primary assets are its antibody humanization patent and royalties assets, which consist of its Queen et al. patents and license agreements with numerous biotechnology and pharmaceutical companies pursuant to which the Company has licensed certain rights under its Queen et al. patents.

Each collaborative agreement relating to in-licensed targets or antibodies was assigned to Facet in connection with the Spin-Off and therefore PDL does not have any rights or obligations under these agreements after the Spin-Off.  Accordingly, the Company believes no further disclosure is warranted with respect to the matters in the Staff’s comment because these matters relate to the biotechnology operations the Company operated prior to the Spin-Off.  The Company has forwarded the Staff’s comment to Facet and Facet has advised the Company that Facet will endeavor to address the comment in Facet’s Form 10-K for the 2008 fiscal year.

Staff Comment:

Technology Outlicense Agreements, Page 8

2.                                       We note on page 9 you state that the company received $221.1 million of royalty revenues in the fiscal year ended December 31, 2007 under license agreements with Genentech, Inc., MedImmune, Inc., Wyeth, Elan Corporation, Plc and Roche.  Please disclose for each of the MedImmune, Wyeth and Elan agreements the following additional information:

•                  any sales thresholds related to royalty rates;

•                  the actual royalty rates or range of royalty rates if tiered;

•                  upfront licensing fees received to date;

•                  annual maintenance fees;

•                  milestone payments received to date;

•                  the aggregate potential milestone payments you may receive in the future; and

•                  details of the term and termination provisions of each agreement, including any payments the company would be required to make in the event of termination.

Also, please file each agreement as an exhibit to the Form 10-K.

Company Response:

In connection with the Spin-Off, the Company re-evaluated the materiality of each of its technology outlicense agreements taking into account the business of the Company on a post-Spin-Off basis.  Based on this determination, the Company respectfully submits that it believes

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that, for the reasons set forth below, each of the Wyeth agreement and the Chugai agreement (which agreement is described in more detail below), while significant, is not material to the Company, whereas the MedImmune and Elan agreements should now be considered material contracts.

Accordingly, with respect to the Wyeth and Chugai agreements, the Company respectfully requests, for the reasons set forth below, not to supplement its disclosure on these agreements in its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”), or to file these agreements as exhibits to such 10-K.

As requested by the Staff, with respect to the MedImmune and Elan agreements, the Company intends to file these agreements as exhibits to its 2008 10-K (together with a confidential treatment request with respect to certain portions of such exhibits), and to supplement its disclosure in the 2008 10-K as set forth below with respect to the MedImmune, Elan and Genentech agreements as described in more detail below, subject to the following:

(i)                                     Pursuant to the confidentiality provisions in the MedImmune, Elan and Genentech agreements, the Company is required to notify each licensee that the Company is required to publicly disclose certain information pursuant to an order of a court of law or governmental agency in order to permit such licensee to undertake efforts to restrict or limit the required disclosure or seek injunctive relief from the obligation to provide such disclosure.  The Company provided such notices (together with the proposed disclosure set forth below) to each of MedImmune, Elan, and Genentech on December 23, 2008, but has not yet heard back from the licensees as to whether the proposed disclosure set forth below is acceptable to them.  Accordingly, each proposed disclosure set forth below is subject to change.

(ii)                                  With respect to certain specific information in the Wyeth, MedImmune, Elan and Genentech agreements requested by the Staff to be disclosed, the Company supplementally advises the Staff that:

(a)                                  except with respect to the tiered royalty rates for Genentech as described below, there are no sales thresholds related to royalty rates in any of these agreements.

(b)                                 the aggregate upfront licensing fees received to date under these agreements is approximately $14 million, which were received between 1997 and 2004.  The Company is not entitled to any such fees in the future.  Accordingly, the Company believes their disclosure is of limited value to an investor.

(c)                                  the aggregate milestone payments received to date under these agreements is approximately $6 million, which represented less than 5% of the Company’s total revenues from continuing operations for each of the nine months ended September 30, 2008 and the year ended December 31, 2007.  The Company is not entitled to any such payments in the future.  Accordingly, the Company believes their disclosure is of limited value to an investor.

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(d)                                 the annual maintenance fees under each of these agreements is $150,000 per year, all or a portion or which is creditable against royalties paid.  Accordingly, the Company believes their disclosure is of limited value to an investor.

(e)                                  there are no potential future milestone payments in connection with any of these agreements.

Accordingly, the Company respectfully submits that none of these items are material to an investor and no further disclosure is warranted on these points.

The Wyeth Agreement

With respect to the Wyeth agreement, the Company respectfully submits that it believes that this agreement, while significant, is not material to the Company.  Under Item 601 of Regulation S-K, a material contract is a contract “not made in the ordinary course of business which is material to the registrant”, though certain types of contracts even if made in the ordinary course could nonetheless be required to be filed if it were a type of contract on which the Company’s business was “substantially dependent” (the “Material Contract Standard”).

The Wyeth agreement was entered into in the ordinary course of business.  Entering into and maintaining technology outlicensing agreements with biotechnology and pharmaceutical companies will be the Company’s primary business model after the Spin-Off.  However, the Company’s business is not substantially dependent on the Wyeth agreement, since the loss of this agreement would have only a marginal impact on the Company’s business, unlike the loss of its agreements with Genentech, MedImmune or Elan.  In addition, the revenues from this agreement are not material to the Company’s operating results.  On a historical pre-Spin-Off basis, Wyeth accounted for less than 1% of the Company’s total revenues from continuing operations for the nine months ended September 30, 2008 and for each of the years ended December 31, 2007, 2006 and 2005.  After giving effect to the reclassification of Facet’s revenues to discontinued operations after the Spin-Off, the Company expects revenues from Wyeth to account for less than 1% of the Company’s total revenues from continuing operations for the nine months ended September 30, 2008 and for each of the years ended December 31, 2007, 2006 and 2005.  The Company expects that following the Spin-Off, Wyeth will continue to account for approximately the same percentage of the Company’s revenues from continuing operations, recognizing that revenue received under these types of agreements is expected to vary from period to period depending upon events that are outside the Company’s control.

Nevertheless, the Company believes the Wyeth agreement is significant because it is another example of the Company’s success in outlicensing its antibody humanization technology platform and that disclosure of the existence of this agreement is important and helpful to investors’ understanding of the Company’s successful outlicensing strategy.  In addition, it is one of only five agreements under which the Company currently receives royalty revenues

Accordingly, the Company believes that no further disclosure is warranted with respect to this agreement and the Company does not intend to file it as an exhibit to its 2008 10-K.

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The Chugai Agreement

The Staff will note that on December 23, 2008 the Company filed a Current Report on Form 8-K (the “Spin-Off 8-K”).  The purpose of the Spin-Off 8-K was primarily to file the unaudited pro forma condensed financial statements of the Company giving effect to the Spin-Off, as well as to describe for investors the expected business, results of operations and related risks of the Company on a post-Spin-Off basis.  The Staff will note that in Item 8.01 of the Spin-Off 8-K the Company has included a reference to the license agreement with Chugai Pharmaceutical Co., Ltd. (“Chugai”), which the Company entered into on May 8, 2000, but under which the Company has received minimal royalty payments beginning in the first quarter of 2007.  To date, the Company has not received any royalty payment in excess of $150,000 and the aggregate royalties received from Chugai is less than $250,000.

For the same reasons as the Wyeth agreement, the Company respectfully submits that it believes that the Chugai agreement, while significant, is not material to the Company.  The Chugai agreement was entered into in the ordinary course of business, but the Company’s business is not substantially dependent on the agreement, since the loss of this agreement would also have only a marginal impact on the Company’s business.  In addition, the revenues from this agreement are not material to the Company’s operating results.  On a historical pre-Spin-Off basis, Chugai accounted for less than 1% of the Company’s total revenues from continuing operations for the nine months ended September 30, 2008.  After giving effect to the reclassification of Facet’s revenues to discontinued operations after the Spin-Off, the Company expects revenues from Chugai to account for less than 1% of the Company’s total revenues from continuing operations for the nine months ended September 30, 2008.  The Company expects that following the Spin-Off, Chugai will continue to account for less than 1% of the Company’s revenues from continuing operations, recognizing that revenue received under these types of agreements is expected to vary from period to period depending upon events that are outside the Company’s control.

Accordingly, the Company believes that no further disclosure is warranted with respect to this agreement other than what is in the Spin-Off 8-K (and will be updated in the 2008 10-K) and the Company does not intend to file this agreement as an exhibit to the 2008 10-K.

The MedImmune Agreement

The Company believes that the MedImmune agreement satisfies the Material Contract Standard.  Accordingly, as requested by the Staff, the Company proposes to include disclosure substantially similar to the following in its 2008 10-K (with updated financial information) and to file the agreement as an exhibit to its 2008 10-K, together with a confidential treatment request with respect to certain portions of such exhibit.

“We entered into a patent license agreement, effective July 17, 1997, with MedImmune pursuant to which we granted to MedImmune a license under our Queen et al. patents to make and sell antibodies that bind to respiratory syncytial virus (“RSV”).  Pursuant to the agreement, we are entitled to receive a flat royalty rate of [*]% of MedImmune’s net sales of the Synagis® (palivizumab) product.  The agreement continues until the expiration of the

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last to expire of the Queen et al. patents but may be terminated by MedImmune prior to such expiration upon thirty days written notice or immediately upon written notice if MedImmune decides to terminate further development of MEDI-493.  Either party may terminate the agreement upon a material breach by the other party or upon the occurrence of certain bankruptcy-related events.”

The Elan Agreement

The Company believes that the Elan agreement also satisfies the Material Contract Standard.  Accordingly, as requested by the Staff, the Company intends to include disclosure substantially similar to the following in its 2008 10-K (with updated financial information) and to file the agreement as an exhibit to its 2008 10-K, together with a confidential treatment request with respect to certain portions of such exhibit.

“We entered into a patent license agreement, effective April 24, 1998, with Elan pursuant to which we granted to Elan a license under our Queen et al. patents to make and sell antibodies that bind to the alpha subunit of the VLA-4 integrin.  Pursuant to the agreement, we are entitled to receive a flat royalty rate of [*]% of Elan’s net sales of the Tysabri® product.  The agreement continues until the expiration of the last to expire of the Queen et al. patents but may be terminated by Elan prior to such expiration upon sixty days written notice, by either party upon a material breach by the other party or upon the occurrence of certain bankruptcy-related events.”

The Genentech Agreements

The Company has previously filed its technology outlicensing agreements with Genentech.  As requested by the Staff, the Company intends to include disclosure substantially similar to the following in its 2008 10-K (with updated financial information) and to re-file the agreement as an exhibit to its 2008 10-K.

“Our master patent license agreement with Genentech provides for a tiered royalty structure under which the royalty rate Genentech must pay on royalty-bearing products sold in the United States or manufactured in the United States and sold anywhere (“U.S.-based Sales”) in a given calendar year decreases on incremental U.S.-based Sales above several net sales thresholds.  The net sales thresholds and the applicable royalty rates are outlined in the following table.

Aggregate Net Sales	Royalty Rate
Net sales up to $[*] billion	[*]	%
Net sales between $[*] billion and $[*] billion	[*]	%
Net sales between $[*] billion and $[*] billion	[*]	%
Net sales exceeding $[*] billion	[*]	%

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As a result of the tiered royalty structure, Genentech’s average annual royalty rate for a given year will decline as Genentech’s U.S.-based Sales increase during that year.  Because we receive royalties in arrears, the average royalty rate for the payments we receive from Genentech in the second calendar quarter—which would be for Genentech’s sales from the first calendar quarter— has been and is expected to continue to be higher than the average royalty rate for following quarters.  The average royalty rate for payments we receive from Genentech is lowest in the first calendar quarter, which would be for Genentech’s sales from the fourth calendar quarter, when more of Genentech’s U.S.-based Sales bear royalties at lower royalty rates.

With respect to royalty-bearing products that are both manufactured and sold outside of the United States (“ex-U.S.-based Sales”), the royalty rate that we receive from Genentech is a fixed rate of [*]% based on a percentage of the underlying ex-U.S.-based Sales.  The mix of U.S.-based Sales and ex-U.S.-based Sales has fluctuated in the past and may continue to fluctuate in future periods.  The mix of U.S.-based sales and ex-U.S. based Sales in the past is outlined in the following table.

U.S.-based Sales	2006		2007		2008

Three Months Ended March 31,	[*]	%	[*]	%	[*]	%
Three Months Ended June 30,	[*]	%	[*]	%	[*]	%
Three Months Ended September 30,	[*]	%	[*]	%	[*]	%
Three Months Ended December 31,	[*]	%	[*]	%

Ex-U.S.-based Sales	2006		2007		2008

Three Months Ended March 31,	[*]	%	[*]	%	[*]	%
Three Months Ended June 30,	[*]	%	[*]	%	[*]	%
Three Months Ended September 30,	[*]	%	[*]	%	[*]	%
Three Months Ended December 31,	[*]	%	[*]	%

The information in the table above is based on information provided to us by Genentech.  We were not provided the reasons for the shift in manufacturing split between U.S.-based Sales and ex-U.S.-based Sales.

Currently, there are two licensed products that generate ex-U.S.-based Sales: Herceptin and Xolair.  Roche (Genentech’s ex-U.S. partner of Herceptin) announced that its new Herceptin production facility in Penzberg, Germany will commence commercial production in early 2009.  Accordingly, we expect

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an increase in the percentage of Herceptin product manufactured and sold outside the U.S. in future periods as compared to recent historical levels.  In addition, Roche (Genentech’s ex-U.S. partner of Avastin) announced that its new Avastin production facility in Basel, Switzerland will commence commercial production in early 2009.  As such, we expect Avastin to begin generating ex-U.S.-based Sales and subsequent increases in the percentage of Avastin product manufactured and sold outside the U.S. due to expected scale-up of production at Roche’s Basel, Switzerland facility.

The Genentech Agreement continues until the expiration of the last to expire of the Queen et al. patents but may be terminated by Genentech prior to such expiration upon 60 days written notice or by us upon a material breach by Genentech.  Either party may terminate upon the occurrence of certain bankruptcy-related events.”

Staff Comment:

3.                                       We note your statement in note 4 to the consolidated financial statements that payments under the agreement with Biogen Idec MA, Inc. could aggregate up to $660 million.  Please disclose in this section the aggregate milestone payments paid to date, the aggregate potential future milestone payments, information regarding royalty rates (i.e. rates are in the high teens, low twenties, etc.) and the term and termination provisions of the agreement.

Company Response:

The Company’s agreement with Biogen Idec MA, Inc. was assigned to Facet in connection with the Spin-Off and therefore PDL does not have any rights or obligations under this agreement after the Spin-Off.  Accordingly, the Company believes no further disclosure is warranted on this point.  The Company has forwarded the Staff’s comment to Facet and Facet has advised the Company that Facet will endeavor to address the comment in Facet’s Form 10-K for the 2008 fiscal year.

Staff Comment:

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Liquidity and Capital Resources, page 65

4.                                       Please provide us with an analysis as to how you anticipate satisfying the long-term liquidity needs of the company while distributing 50% or more of the value of future antibody humanization royalties to the company’s stockholders.  We note on page 66 your statement that you believe revenues generated from your royalty and collaboration agreements will be sufficient to fund “operations” over the next year and the foreseeable future; however, you do not address the repayment of the company’s outstanding debt.

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Please propose disclosure to be included in your Form 10-K to inform investors of this future need for funds and how you anticipate you will meet it.

Company Response:

The Company intends to include disclosure substantially similar to the following in the Spin-Off 8-K and to update such disclosure as appropriate in its 2008 10-K:

“After the Spin-Off, we expect that cash from future royalty revenues, net of operating expenses, debt service and income taxes, plus cash on hand, will be sufficient to fund our operations over the next several years.  We expect that royalties will represent substantially all of our revenues after the Spin-Off.  On a pro forma basis as of September 30, 2008, after giving effect to the Spin-Off and our capitalization of Facet with $405 million in cash, we had cash and cash equivalents of $146.1 million.  In the first quarter of 2009, we expect to pay an amount equal to all of the current liabilities, excluding debt and deferred revenue balances, that have been incurred up to the Spin-off date, which, as of September 30, 2008, were $55.5 million, including liabilities that relate to the biotechnology operations.  Although our cash on hand has reduced significantly as a result of the Spin-Off, we expect that going forward our operating expenses will also decrease significantly as we will no longer incur research and development expenses related to the biotechnology operations and we will have less than 10 full-time employees to support our business.

In parallel with our Spin-Off preparations, we had been evaluating opportunities to monetize our antibody humanization patents and royalties assets through a potential sale or securitization transaction; however, primarily due to market conditions, we are not currently pursuing a monetization transaction, but will continue to evaluate whether such a transaction in the future is in the best interest of our stockholders.  Any sale of our antibody humanization patents and royalties assets would decrease our revenues, while a securitization transaction would increase our expenses as we would become obligated to make periodic principal and interest payments on any notes issued in connection with such securitization.  When market conditions warrant, we intend to explore means to monetize our antibody humanization patents and royalties assets.  We will also evaluate distributing our income, net of operating expenses, debt service and income taxes, to our stockholders.

Our principal obligation following the Spin-Off will be our $500 million aggregate principal amount of convertible notes. Neither series of our outstanding convertible notes is redeemable by us prior to maturity, although the holders of our 2023 Notes have a put right in August 2010, August 2013 and August 2018.  Accordingly, we expect that our debt service obligations over the next several years will consist primarily of interest payments.  From time to time, we may redeem, repurchase or otherwise acquire all or a portion of our convertible notes in the open market or otherwise, in accordance with the terms of our indentures.  We would make such acquisitions only if we deemed it to be in our stockholders’ best interest.  We may finance such acquisitions with cash on hand and/or with public or private equity or debt financings if we deem such financings are

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available on favorable terms.  To the extent holders of our 2023 Notes require us to repurchase all or a portion of their notes, we believe we will have sufficient funds for such repurchase from our expected operating income together with our cash on hand, although we will evaluate our liquidity situation at such time and determine whether we should also undertake additional financings at such time.”

Accordingly, the Company intends to replace the sentence that it anticipates satisfying its long-term liquidity needs while distributing 50% or more of the value of future antibody humanization royalties to its stockholders, with the sentence above that it “will also evaluate distributing [its] income, net of operating expenses, debt service and income taxes, to [its] stockholders,”  so that the Company does not set expectations that it will distribute a certain percentage of its royalties to stockholders.  In addition, the Company supplementally advises the Staff that, based on historical results, it estimates that it will receive approximately $[*] million of operating income per quarter for the next six quarters (from Q1 2009 through Q2 2010), totaling $[*] million of operating income over such period.  The Company believes such amount, together with its expected cash on hand of approximately $[*] million after giving effect to the Spin-Off, should be sufficient to repurchase all or substantially all of the 2023 Notes in the event that holders of the 2023 Notes exercise their put right in August 2010.  In addition, as disclosed above, to the extent the Company needs additional financing to pay for such repurchases, it may also undertake additional financings at such time.

Staff Comment:

Part III Incorporated by Reference from Definitive Proxy Statement

Compensation Discussion and Analysis, page 21

5.                                       We note your mention on page 25 of the “stated objectives” which are considered when determining executive compensation.  Please revise to identify the specific stated objectives and individual goals which are considered during the review process, as well as the extent to which these objectives and goals have been achieved.

Company Response:

The Compensation Discussion and Analysis (the “CD&A”) incorporated by reference into the 2007 10-K reflects the CD&A of the Company prior to the Spin-Off.  As disclosed in the Spin-Off 8-K, the Company is a significantly different company following the Spin-Off with no biotechnology operations and with less than 10 employees whose primary responsibility is to support its intellectual properties, manage its licensing operations, provide for certain essential reporting and management functions of a public company and manage efforts to monetize the Company’s antibody humanization patents and royalties assets if market conditions permit.  In addition, all of the members of senior management listed in the 2007 CD&A have either since left the Company or transferred to Facet in connection with the Spin-Off and, as of the date hereof, the Company’s senior management consists only of a Chief Executive Officer and a Chief Financial Officer, each of whom joined the Company as officers and employees in the fourth quarter of 2008.  Further, the Company has only recently engaged a third party compensation consultant to assist the Compensation Committee in developing and establishing

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the Company’s overall compensation strategy going forward, including the objectives of the Company’s compensation programs going forward and each element of compensation awarded to the Company’s “named executive officers.”  The Company expects that the Company’s overall compensation strategy going forward will materially change from the compensation strategy the Company used when it operated the biotechnology operations prior to the Spin-Off.

Therefore, the Company respectfully submits that its CD&A to be included in the 2008 10-K would provide a more useful and relevant discussion of the Company’s executive compensation policies as it relates to its “named executive officers” for the Company after the Spin-Off.  Such CD&A will include all applicable information as set forth in Item 402(b) of Regulation S-K.  In addition, the Company will endeavor to address the Staff’s specific comment in such CD&A at such time.

Staff Comment:

6.                                       Please revise your discussion on page 28 to more specifically describe and quantify the goals listed.

Company Response:

Please see the response to Comment 5.

Staff Comment:

7.                                       We note your discussion of annual incentive grants on page 32.  Please discuss the weight given to each of the factors considered by the Compensation Committee and what impact each factor has on the committee’s final determination.

Company Response:

 Please see the response to Comment 5.

*              *              *

The Company hereby acknowledges the following:

•                The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•                The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your review, please contact me at your earliest

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convenience.  You may reach me at (415) 616-1181.

Sincerely,

Shearman & Sterling LLP,
as counsel to PDL BioPharma, Inc.

By:	/s/ Mark K. Hyland

cc:

Laura Crotty, Staff Attorney, Securities and Exchange Commission
John P. McLaughlin, President and Chief Executive Officer, PDL BioPharma, Inc.
Faheem Hasnain, President and Chief Executive Officer, Facet Biotech Corporation
J. Howard Clowes, Esq., DLA Piper LLP (US)
Peter Lyons, Esq., Shearman & Sterling LLP

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